Exhibit 99.1
Income Statement by activity
Unaudited

	For the Year Ended December 31, 2019			For the Year Ended December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	108,187	107,976	338	110,412	110,171	341
Cost of revenues	93,164	93,095	196	95,011	94,910	201
Selling, general and other costs	6,455	6,432	23	7,318	7,286	32
Research and development costs	3,612	3,612	—	3,051	3,051	—
Result from investments	209	(20)	229	235	40	195
Gains on the disposal of investments	15	15	—	—	—	—
Restructuring costs	154	154	—	103	103	—
Net financial expenses	1,005	1,005	—	1,056	1,056	—
Profit before taxes	4,021	3,673	348	4,108	3,805	303
Tax expense	1,321	1,283	38	778	735	43
Result from intersegment investments	—	310	—	—	260	—
Net profit from continuing operations	2,700	2,700	310	3,330	3,330	260
Profit from discontinued operations, net of tax	3,930	3,930	—	302	302	—
Net profit	6,630	6,630	310	3,632	3,632	260

Adjusted EBIT	6,668	6,321	347	6,738	6,435	303

For the years ended December 31, 2019, until its deconsolidation on completion of the sale transaction on May 2, 2019, and 2018, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €218 million and €546 million, respectively, net of intercompany eliminations. The Adjusted EBIT for Magneti Marelli related to Industrial activities only.

Statement of Financial Position by activity
Unaudited

	At December 31, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	14,257	14,257	—	13,970	13,970	—
Other intangible assets	12,447	12,442	5	11,749	11,745	4
Property, plant and equipment	28,608	28,605	3	26,307	26,305	2
Investments and other financial assets	3,019	3,467	1,549	2,979	3,364	1,416
Deferred tax assets	1,689	1,660	29	1,814	1,778	36
Inventories	9,722	9,722	—	10,694	10,694	—
Assets sold with a buy-back commitment	1,626	1,626	—	1,707	1,707	—
Trade receivables	2,064	2,067	30	2,048	2,050	20
Receivables from financing activities	3,155	1,106	3,176	3,614	1,213	3,697
Tax receivables	466	459	7	490	483	7
Other assets	5,601	5,594	7	4,250	4,239	11
Cash and cash equivalents	15,014	14,867	147	12,450	12,275	175
Assets held for sale	376	376	—	4,801	4,861	—
TOTAL ASSETS	98,044	96,248	4,953	96,873	94,684	5,368
Equity and Liabilities
Equity	28,675	28,675	1,995	24,903	24,903	1,782
Employee benefits liabilities	9,051	9,049	2	8,470	8,468	2
Provisions(1)	14,005	14,000	7	15,807	15,817	9
Deferred tax liabilities	1,628	1,628	—	937	937	—
Debt	12,901	11,278	2,750	14,528	12,379	3,364
Trade payables	21,616	21,610	26	19,229	19,221	18
Other financial liabilities	318	318	—	207	207	—
Tax liabilities(1)	400	378	27	352	334	28
Other liabilities	9,214	9,072	146	9,509	9,346	165
Liabilities held for sale	236	240	—	2,931	3,072	—
TOTAL EQUITY AND LIABILITIES	98,044	96,248	4,953	96,873	94,684	5,368
_______________________________________________________________________________________________________________________________________________
(1) As a result of the implementation of IFRIC 23 and the agenda decision issued by the IFRIC in September 2019, the Group has changed its accounting policy in respect of the classification of uncertain tax positions, to present uncertain tax liabilities as current tax liabilities and uncertain tax assets as current tax assets. Amounts totaling €237 million have been reclassified from Provisions to Tax liabilities as at December 31, 2018.

Statement of Cash Flows by activity
Unaudited

	For the Year Ended December 31, 2019			For the Year Ended December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit from continuing operations	2,700	2,700	310	3,330	3,330	260
Amortization and depreciation	5,445	5,442	3	5,507	5,506	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	1,545	1,458	(223)	130	67	(197)
Dividends received	156	161	—	75	113	—
Change in provisions(1)	(1,744)	(1,742)	(2)	842	842	—
Change in deferred taxes	864	858	6	457	448	9
Change in items due to buy-back commitments and GDP vehicles	(65)	(65)	—	158	158	—
Change in working capital(1)	1,869	1,884	(15)	(1,035)	(1,059)	24
Cash flows (used in)/from operating activities - discontinued operations	(308)	(308)	—	484	484	—
TOTAL	10,462	10,388	79	9,948	9,889	97
CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(8,385)	(8,383)	(2)	(5,392)	(5,389)	(3)
Investment in joint ventures, associates and unconsolidated subsidiaries	(2)	(2)	—	(3)	(3)	—
Proceeds from the sale of tangible and intangible assets	53	53	—	47	46	1
Net cash proceeds from disposal of discontinued operations	5,348	5,348	—	—	—	—
Net change in receivables from financing activities	336	119	217	(676)	84	(760)
Change in securities	(235)	(235)	—	(75)	(75)	—
Other changes	55	55	—	(7)	(7)	—
Cash flows used in investing activities - discontinued operations	(155)	(155)	—	(632)	(632)	—
TOTAL	(2,985)	(3,200)	215	(6,738)	(5,976)	(762)
CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(3,096)	(2,782)	(314)	(2,705)	(3,380)	675
Distributions paid	(3,056)	(3,056)	(5)	(1)	(1)	(38)
Other changes	—	—	—	11	11	—
Cash flows from/(used in) financing activities - Discontinued operations	325	325	—	(90)	(90)	—
TOTAL	(5,827)	(5,513)	(319)	(2,785)	(3,460)	637
Translation exchange differences	212	215	(3)	106	118	(12)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	1,862	1,890	(28)	531	571	(40)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,450	12,275	175	12,638	12,423	215
ADD: CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	719	719	—	—	—	—
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	1,862	1,890	(28)	531	571	(40)
LESS: CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	17	17	—	719	719	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	15,014	14,867	147	12,450	12,275	175
_______________________________________________________________________________________________________________________________________________
(1) As a result of the implementation of IFRIC 23 and the agenda decision issued by the IFRIC in September 2019, the Group has changed its accounting policy in respect of the classification of uncertain tax positions, to present uncertain tax liabilities as current tax liabilities and uncertain tax assets as current tax assets. Cash flows totaling €71 million have been reclassified from Changes in provisions to Change in working capital for the year ended December 31, 2018.

Net Debt by activity
Unaudited

	At December 31, 2019			At December 31, 2018
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Third parties debt (Principal)	(12,910)	(11,121)	(1,789)	(14,575)	(12,169)	(2,406)
Capital market(1)	(6,676)	(6,277)	(399)	(8,112)	(7,699)	(413)
Bank debt	(3,868)	(2,642)	(1,226)	(5,320)	(3,772)	(1,548)
Other debt(2)	(726)	(564)	(162)	(882)	(437)	(445)
Lease liabilities(3)	(1,640)	(1,638)	(2)	(261)	(261)	—
Accrued interest and other adjustments(4)	9	10	(1)	47	47	—
Debt with third parties (excluding held for sale)	(12,901)	(11,111)	(1,790)	(14,528)	(12,122)	(2,406)
Debt classified as held for sale	(81)	(81)	—	(177)	(177)	—
Debt with third parties including held for sale	(12,982)	(11,192)	(1,790)	(14,705)	(12,299)	(2,406)
Intercompany, net(5)	—	792	(792)	—	560	(560)
Current financial receivables from jointly-controlled financial services companies(6)	83	83	—	242	242	—
Debt, net of intercompany, and current financial receivables from jointly-controlled financial service companies, including held for sale	(12,899)	(10,317)	(2,582)	(14,463)	(11,497)	(2,966)
Derivative financial assets/(liabilities), net of collateral deposits (excluding held for sale)(7)	(178)	(178)	—	151	150	1
Current debt securities(8)	480	480	—	219	219	—
Cash and cash equivalents	15,014	14,867	147	12,450	12,275	175
Cash and cash equivalents, current debt securities and Derivative financial assets/(liabilities), net, classified as held for sale(9)	17	17	—	725	725	—
Total Net cash/(debt) including held for sale	2,434	4,869	(2,435)	(918)	1,872	(2,790)
Net industrial cash/(debt)(excluding held for sale)(10)		4,859			1,768
Net industrial cash/(debt) from held for sale(10)		10			104
Total Net industrial cash/(debt)		4,869			1,872
_______________________________________________________________________________________________________________________________________________
Note: The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Consolidated Statement of Financial Position at December 31, 2018. The disposal of Magneti Marelli was completed on May 2, 2019. The assets and liabilities of FCA's global cast ion components business have been classified as held for sale within the Consolidated Statement of Financial Position at December 31, 2019.
(1) Includes notes issued under the Medium Term Programme, or MTN Programme, and other notes (€6,277 million at December 31, 2019 and €7,699 million at December 31, 2018) and other debt instruments (€399 million at December 31, 2019 and €413 million at December 31, 2018) issued in financial markets, mainly from LATAM financial services companies.
(2) Includes asset-backed financing, i.e. sales of receivables for which de- recognition is not allowed under IFRS (€153 million at December 31, 2019 and €464 million at December 31, 2018), and other debt.
(3) Includes Lease liabilities determined in accordance with IFRS 16 - Leases effective January 1, 2019, which resulted in an increase in Lease liabilities of €1,069 million, of which €1,067 million related to the Industrial activities. Finance leases previously included in Other debt have been reclassified to Lease liabilities.
(4) Includes adjustments for fair value accounting on debt and net (accrued)/deferred interest and other amortizing cost adjustments.
(5) Net amount between industrial activities entities' financial receivables due from financial services entities (€960 million at December 31, 2019 and €958 million at December 31, 2018) and industrial activities entities' financial payables due to financial services entities (€168 million at December 31, 2019 and €398 million at December 31, 2018).
(6) Financial receivables due from FCA Bank.
(7) Fair value of derivative financial instruments (net negative €220 million at December 31, 2019 and net positive €90 million at December 31, 2018) and collateral deposits (€42 million at December 31, 2019 and €61 million at December 31, 2018).
(8) Excludes certain debt securities held pursuant to applicable regulations (€50 million at December 31, 2019 and €72 million at December 31, 2018).
(9) At December 31, 2018 this amount included current debt securities of €9 million and there were no collateral deposits classified as held for sale.
(10) At December 31, 2018 amounts include net financial payables due from Magneti Marelli to other group companies of €444 million. At December 31, 2019 amounts include net intercompany financial payables due to activities included within assets held for sale of €74 million.